Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268888

PROSPECTUS SUPPLEMENT NO. 2

(to the Prospectus dated August 15, 2023)

NewAmsterdam Pharma Company N.V.

64,347,070 Ordinary Shares

167,000 Private Placement Warrants to Purchase Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 15, 2023 (the “Prospectus”), which forms a part of a registration statement on Form F-1 (Registration No. 333-268888), related to the issuance by us of up to (i) 1,736,545 Ordinary Shares underlying Rollover Options, (ii) 4,017,221 Ordinary Shares that are issuable upon the exercise of 4,017,221 Warrants and (iii) 1,886,137 Earnout Shares, which, in the case of (ii) and (iii), have been previously registered on Form F-4 (File No. 333-266510). The Prospectus also relates to the offer and sale from time to time by the Selling Securityholders named in the Prospectus of up to (i) 60,724,388 Ordinary Shares and (ii) 167,000 Private Placement Warrants. Specifically, this prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K submitted to the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Our Ordinary Shares and Public Warrants are traded on the Nasdaq Global Market (“Nasdaq”) under the symbols “NAMS” and “NAMSW,” respectively. On November 10, 2023, the closing price of our Ordinary Shares on Nasdaq was $9.99 per share, and the closing price of our Public Warrants was $2.15 per Public Warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 16 of the Prospectus before you make an investment in the securities.

Neither the SEC nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated November 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 13, 2023, NewAmsterdam Pharma Company N.V. (“NewAmsterdam” or the “Company”) issued a press release announcing corporate updates and its financial highlights for the nine months ended September 30, 2023.

The Company’s financial highlights as of and for the nine months ended September 30, 2023 are set out below.

Cash Position: As of September 30, 2023, NewAmsterdam recorded cash of $368.3 million (€347.7 million), compared to $467.7 million (€438.5 million) as of December 31, 2022. The decrease reflects cash used to fund operating activities, partially offset by the receipt of a milestone payment from Menarini pursuant to its license agreement with the Company and the proceeds from exercise of warrants in the first three quarters of 2023.

Revenue: Revenues were $13.3 million (€12.3 million) for the nine months ended September 30, 2023, as compared to $100.6 million (€95.5 million) for the nine months ended September 30, 2022. This decrease was primarily due to recognition of revenues related to the upfront payment by Menarini in the prior year.

Research and Development (“R&D”) Expenses: R&D expenses were $118.5 million (€109.2 million) for the nine months ended September 30, 2023, as compared to $56.4 million (€52.7 million) for the nine months ended September 30, 2022. This increase was primarily due to an increase in clinical expenses and manufacturing costs largely due to the administration and enrollment of three Phase 3 trials, as well as an increase in personnel costs driven by an increase in staff headcount as well as share-based compensation expense.

Selling, General and Administrative (“SG&A”) Expenses: SG&A expenses were $27.2 million (€25.4 million) for the nine months ended September 30, 2023, as compared to $15.0 million (€14.3 million) for the nine months ended September 30, 2022. This increase was primarily due to an increase in personnel costs driven by an increase in staff headcount and share-based compensation expense.

Net loss: Net loss was $128.0 million (€118.0 million) for the nine months ended September 30, 2023, or a net loss per basic and fully diluted share of $1.55 (€1.43), as compared to a net profit of $30.8 million (€30.0 million) or of $0.85 and $0.76 (€0.83 and €0.74) per basic and fully diluted share, respectively, for the nine months ended September 30, 2022.

A copy of the press release is furnished as Exhibit 99.1 hereto. This Report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-271019).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 13, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

November 13, 2023	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer